Aflac Incorporated 3rd Quarter 2005 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Numerator (in millions):
Basic: net earnings applicable
to common stock	$455	$293	$1,119	$856
Diluted: net earnings applicable
to common stock	455	293	1,119	856

Denominator (in thousands):
Average outstanding shares used in the
computation of earnings per share - basic	500,557	506,599	501,555	508,286

Average outstanding shares used in the
computation of earnings per share - basic	500,557	506,599	501,555	508,286
Dilutive effect of stock options	6,766	8,977	6,695	9,305

Average outstanding shares used in the
computation of earnings per share - diluted	507,323	515,576	508,250	517,591

Earnings per share:
Basic	$.91	$.58	$2.23	$1.68
Diluted	.90	.57	2.20	1.65

EXH 11-1